

March 6, 2014

Via E-mail
Devon Jones
Chief Executive Officer
Intelligent Highway Solutions, Inc.
8 Light Sky Court
Sacramento, CA 95828

Re: Intelligent Highway Solutions, Inc.
Item 4.02 Form 8-K
Filed February 14, 2014
File No. 000-55154

Dear Mr. Jones:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02 Form 8-K

General

1. You disclose in the Form 8-K that financial statements for the three months and six months ended June 30, 2013 should no longer be relied upon. You have not identified any other periods that should no longer be relied upon in the 8-K. We note in the Form 10-Q for the quarterly period ended September 30, 2013 that you restated prior year amounts for the three and nine month periods ended September 30, 2012. It appears that the results for the fiscal year ended December 31, 2012 will also need to be restated. Please amend the Item 4.02 8-K to identify all the periods affected by the error and disclose whether you intend to amend the Form 10-K for the fiscal year ended December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Senior Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director